

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

Via E-mail
Zhen Zhen Peri
Chief Financial Officer
China Marketing Media Holdings, Inc.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People's Republic of China

>   **Re:** **China Marketing Media Holdings, Inc.**
>   **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
>   **December 31, 2010**
>   **Filed November 29, 2011**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2011**
>   **Filed November 21, 2011**
>   **Response dated November 18, 2011**
>   **File No. 000-51806**

Dear Ms. Peri:

We have reviewed your response dated November 18, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Note 6. Related Party Transactions With An Affiliate, page F-20

1. We note your response to prior comment two of our letter dated October 28, 2011. You state CMO is a government organization owned by the PRC Government and therefore does not qualify as a VIE pursuant to FASB ASC 810-10-15-12. We note disclosure on page two stating CMO is an *affiliate* of the Administration of Press and Publication of Henan Provincial Government. Please provide us additional clarification of CMO's relationship with the PRC Government indicating if true, that the PRC Government owns

100% of CMO. If not, please advise us of the parties that have an ownership interest and their respective percentage ownership. We may have further comment.

Form 10-Q for the quarterly period ended September 30, 2011

Balance Sheet, page 4

2. We note your response to prior comments three and four of our letter dated October 28, 2011. Please revise your balance sheets to disclose amounts due from affiliates and due to affiliates gross or advise us of the accounting literature supporting your net presentation. It is not clear that the amounts due to or due from are to the same parties as you represent since the amounts are due to or due from affiliates of CMKM's subsidiaries and affiliates of Shenzhen New Media Advertising Co., Ltd.#. Please refer to FASB ASC 210-20.   Additionally we reissue a portion of our comment to please direct us to where you have disclosed the nature and amounts of these related party transactions in the notes to the financial statements or revise your disclosures accordingly.

Note 5. Due From Affiliates, page 19

3. We note your response to prior comments one and two of our letter dated October 28, 2011 and your inclusion of disclosure within Management's Discussion and Analysis pages 29 and 32 as to the guidance followed in determining CMO was not a VIE. Notwithstanding our above comment relating to CMO's exemption as a VIE, prominent and expanded disclosure of the principles followed in determining CMO was not a VIE and why consolidation was not appropriate should also be included in the notes to your financial statements. See FASB ASC 810-10-50-8. Additionally, please expand your disclosure to include the costs of operating CMO and any other measures of activity that would be useful to investors.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: F. Alec Orudjev, Esq.
     Cozen O'Connor